Exhibit e

BLACKSTONE REAL ESTATE INCOME FUND

BLACKSTONE REAL ESTATE INCOME FUND II

Dividend Reinvestment Plan

This Dividend Reinvestment Plan (the “Plan”) provides holders of shares of beneficial interest (the “Shares”) of each of Blackstone Real Estate Income Fund and Blackstone Real Estate Income Fund II (each, a “Fund” and collectively the “Funds”) enrolled in the Plan (the “Participants”) with a convenient method of purchasing additional Shares by (i) automatically reinvesting all or a portion of cash dividends on Shares, and/or (ii) making additional cash investments. Each holder of Shares (a “Shareholder”) is advised as follows:

1.	Enrollment of Participants. A Shareholder automatically participates in the Plan. A Shareholder whose Shares are registered in the name of a nominee (such as an intermediary firm through which the Shareholder acquired Shares (an “Intermediary”)) must contact the nominee regarding the Shareholder’s status under the Plan.

2.	The Plan Administrator. State Street Bank and Trust Company (the “Administrator”) acts as administrator for each Participant. The Administrator or its delegee administrator will open an account for each Participant under the Plan in the same name as the one in which the Participant’s outstanding Shares are registered.

3.	Distributions. Each Fund will declare all income dividends and/or capital gains distributions (collectively, “Distributions”) payable in Shares (or, as discussed below, at the option of Shareholders solely upon an affirmative election, in cash). To the extent that a Participant reinvests Distributions in additional Shares, the Participant will receive an amount of Shares of the relevant Fund equal to the amount of the Distribution on that Participant’s Shares divided by the immediate post-Distribution net asset value per Share (“NAV”) of the Fund.

4.	Withdrawing from the Plan. A Participant may terminate its participation in the Plan at any time by sending a written notice to State Street Bank and Trust Company, 200 Clarendon Street, 16th Floor, Boston, MA 20116, who, upon receipt of such notice, will cause the Participant to receive both income dividends and capital gain distributions, if any, in cash. A Participant holding Shares through an Intermediary may elect to receive cash by notifying the Intermediary (who should be directed to inform the applicable Fund). A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 95 days prior to a distribution, the request will be effective only with respect to distributions after the 95 day period.

5.	Valuation. For purposes of the Plan, each Fund’s NAV shall be the NAV determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend).

6.

Recordkeeping. The Administrator will reflect each Participant’s Shares acquired pursuant to the Plan together with the Shares of other shareholders of the applicable Fund acquired pursuant to the Plan in non-certificated form. Each Participant will be sent a confirmation by the Administrator of each acquisition made for its account as soon as practicable, but not later than 60 days after the date thereof. Distributions on fractional Shares will be credited to each

Participant’s account to three decimal places. In the event of termination of a Participant’s account under the Plan, the Administrator will adjust for any such undivided fractional interest in cash at the NAV of Shares at the time of termination. Any Share Distributions or split shares distributed by a Fund on Shares held by the Administrator for Participants will be credited to their accounts.

7.	Fees. The Administrator’s service fee for handling Distributions will be paid by each Fund.

8.	Termination of the Plan. The Plan may be terminated by a Fund at any time upon written notice to the Participants.

9.	Amendment of the Plan. These terms and conditions may be amended by a Fund at any time or times but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by sending written notice to the Participants at least 30 days prior to the effective date thereof.

10.	Standard of Care. The Administrator shall at all times act in good faith and agree to use its best efforts within reasonable limits to insure the accuracy of all services performed under the Plan and to comply with applicable law, but the Administrator assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by its negligence, bad faith or willful misconduct of the Plan Agent or its employees.

11.	Applicable Law. These terms and conditions shall be governed by the laws of the State of Delaware.